200 West Street\ New York, NY 10282-2198
212-902-1000



RECEIVED
                                                                         JUL
192022                  Goldman

                     Sachs
                                                                      OFFICE OF
THE SECRETARY




  July 7, 2022



  U.S. Securit ies and Exchange Commission
  Office of the Secretary
  100 F Street, N.E.
  Was hington , D.C. 20549

          RE: Ange l Pond Holdings Corporat ion / Mangomill pie


  Ladies and Gentlemen:

  Go ldman Sachs & Co. LLC and Goldman Sachs (Asia) L.L.C. (together, "Goldman Sachs")
  hereby submit the enclosed resignation letter (the ' Res ignation Letter"). The Resignation
  Letter was previously delivered to Ange l Pond Holdings Corporation (the "Company") and
  Mangomill pie ("'Irish Holdco") to inform them that Goldman Sachs has resigned and ceased to act as capital markets advisor to the Company and any related capacity, relationship or role in connect ion with the proposed business combination of the Company and Maria DB Corporation
  Ab and that Goldman Sachs will not be responsible for any pa11 of Irish Holdco ' s Registration
  Statement on Form S-4 filed with the U.S. Securities and Exchange Comm ission (the commission") on Jun e 22 , 2022 (F il e No. 333-265755), including any amendments thereto or documents incorporated therein (the '  Registration Statement").

  Th is letter is being furnished to the Commissio n in acco rdance with
Section 11 (6)( 1) of the
  Sec urities Ac t of 1933 , as amended, to notify the Commission that Goldman Sachs will not be responsibl e for the contents of the Registration Statement.

  If you should have any questions regarding these matters, please contact Matthew Leavitt by phone at (212) 902-5782 or by email at matt.leavitt@gs.com.




                  Securities and Investment Services Provided by Goldman Sachs & Co. LLC
 U.S. Securities and Exchange Commission
July 7, 2022
Page 2




Sincerely,

GOLDMAN SACHS & CO. LLC



By      //ti~-
     Name: Matthew Leavitt
     Title: Managing Director


GOLDMAN SACHS (ASIA) L.L.C.


By _ _ _ _ _ _ _ _ _ _ _ __
     Name: Vikram Chaval i
     Title: Managing Director


cc: Angel Pond Holdings Corporation and Mangomill pie


Encl.